UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Albert Chen

c/o Magnum Opus International (PTC) Limited

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

January 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	SCHEDULE 13D	Page 2 of 6

1	Name of Reporting Person Magnum Opus International (PTC) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds SC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,080,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,080,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,080,000 (1)
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14	Type of Reporting Person CO

(1) Magnum Opus International (PTC) Limited, the reporting person (“Reporting Person”), hereby disclaims beneficial ownership of the securities referred to above, except to the extent the exercise of its discretionary trust powers vests the Reporting Person with voting and/or dispositive control over such securities.  Accordingly, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.  Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of the Reporting Person, Mr. Albert Chen (“Mr. Chen”) may be deemed to beneficially own the securities referred to above, which beneficial ownership is hereby disclaimed by Mr. Chen, except to the extent of his pecuniary interest therein.

(2) Based upon 80,083,248 Shares (as defined below) outstanding as of March 31, 2016 as disclosed in China Cord Blood Corporation’s report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2016.

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CUSIP No. G21107100	SCHEDULE 13D	Page 3 of 6

This Amendment No. 1 is being filed Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2015 (the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.        Identity and Background.

The first paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement is filed by Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.  The Reporting Person was incorporated under the laws of the British Virgin Islands, with its business address located at Suite 1203C, 12/F, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong S.A.R. The Reporting Person’s main activities and responsibilities are to hold properties (including the Issuer’s Shares and certain funds) to facilitate the Issuer’s RSU Scheme (as defined below).  In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule A hereto and is incorporated by reference herein.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 11, 2016, all of the outstanding shares of Mag Ops Limited were transferred from Mr. Yuen Kam to Mr. Chen and Mr. Chen was appointed the sole director of Mag Ops Limited.

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CUSIP No. G21107100	SCHEDULE 13D	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

Magnum Opus International (PTC) Limited

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Sole director and member of Mag Ops Limited, a director and the sole member of Magnum Opus International (PTC) Limited

By:	/s/ Ching Ying Carol Gaw
Name:	Ching Ying Carol Gaw
Title:	Director of Green Frontier Limited, a director of Magnum Opus International (PTC) Limited

4

CUSIP No. G21107100	SCHEDULE 13D	Page 5 of 6

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF THE REPORTING PERSON

Name	Present Principal Business/Occupation	Business Address(es)	Place of Organization/Citizenship
Mag Ops Limited	Director and Sole Member of the Reporting Person	OMC Chambers, Wickhams, Cay 1, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Albert Chen	Sole Director and Member of Mag Ops Limited; Director and Chief Financial Officer of the Issuer

c/o Mag Ops Limited

OMC Chambers, Wickhams, Cay 1, Road Town, Tortola, British Virgin Islands;

c/o The Board of Directors of China Cord Blood Corporation

48th Floor, Bank of China Tower,

1 Garden Road, Central,

Hong Kong S.A.R.

Hong Kong S.A.R.
Green Frontier Limited	Director of the Reporting Person	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Ching Ying Carol Gaw	Director of Green Frontier Limited	c/o Green Frontier Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hong Kong S.A.R.

CUSIP No. G21107100	SCHEDULE 13D	Page 6 of 6

SCHEDULE B

SHARE OWNERSHIP OF PERSONS LISTED ON SCHEDULE A

The following table sets forth, as of October 27, 2016, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Shares beneficially owned by each of the persons listed on Schedule A.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after October 27, 2016. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Persons listed on Schedule A:
Mag Ops Limited(2)	—	—
Albert Chen(3)	393,064	*
Green Frontier Limited (4)	—	—
Ching Ying Carol Gaw	—	—

* less than 1%

(1)                                 Based on 80,083,248 Shares outstanding as of October 27, 2016 and excluding Shares held by or for the account of the Company or a subsidiary of the Company.

(2)                                 Albert Chen is the sole director and member of Mag Ops Limited.

(3)                                 Includes (i) 321,598 Shares held by Mr. Chen; and (ii) 71,466 Shares held by his spouse. Does not include 1,300,000 RSUs held by Mr. Chen subject to satisfaction of performance criteria prior to vesting, which as of the date of this Schedule 13D/A have not been met.

(4)                                 Ching Ying Carol Gaw is the sole director of Green Frontier Limited.